Description of Terms for Proposed Registered Direct Offering

ZenaTech, Inc. (the "Company") has entered into a securities purchase agreement with certain institutional investors for the purchase and sale of 11,792,455 shares of common stock, together with warrants to purchase up to an aggregate of 11,792,455 shares of common stock, in a registered direct offering priced at a premium to market under Nasdaq rules. Each share of common stock is being sold together with one warrant to purchase one share of common stock at a combined purchase price of US$2.12. The warrants will have an exercise price of US$2.50 per share, will be exercisable immediately upon issuance, and will expire five and a half years from the date of issuance, unless earlier redeemed if the closing price of the Common Shares exceeds $6.75 per share for ten consecutive trading days.

Maxim Group LLC is acting as the sole placement agent for the offering.

The gross proceeds to ZenaTech from the offering are expected to be approximately US$25 million, before deducting placement agents’ fees and other estimated offering expenses. The offering is expected to close on or about May 18, 2026, subject to satisfaction of customary closing conditions.

The securities described above in the registered direct offering, including the shares of common stock underlying the warrants, are being offered and sold pursuant to a "shelf" registration statement on Form F-3 (File No. 333- 293356), as amended, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2026. The offering of the securities are being made only by means of a prospectus. A prospectus supplement and an accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, on the SEC's website at http://www.sec.gov or by contacting Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3745.

This description of terms for a registered direct offering contemplated by the Company shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor

This description of terms and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech’s expectations regarding its use of funds; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s registration statements, prospectuses and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.